Exhibit 99.2

ANNUAL MEETING OF SHAREHOLDERS OF

EURO TECH HOLDINGS COMPANY LIMITED

August 17, 2006

PROOF # 1

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

MANAGEMENT RECOMMENDS THAT YOU VOTE FOR PROPOSALS 1 AND 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
					FOR	AGAINST	ABSTAIN
1.	Election of Directors:		2.	Proposal to adjourn the annual meeting in the	☐	☐	☐
		NOMINEES:		discretion of the Company’s management if
☐	FOR ALL NOMINEES	Leung Tak Cheung		adjournment is necessary to enable it to solicit
		Jerry Wong		additional proxies to secure a quorum or the
☐	WITHHOLD AUTHORITY	Nancy Wong		approval of any of the matters listed above.
	FOR ALL NOMINEES	C.P. Kwan
Alex Sham
☐	FOR ALL EXCEPT	Y.K. Liang
	(See instructions below)	Ka Chong Cheang
Xu Hong Wang
Li Da Weng

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark“FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder		Date:		Signature of Shareholder		Date:
Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person giving full title as such.

PROOF # 1

EURO TECH HOLDINGS COMPANY LIMITED

PROXY SOLICITED BY BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints T.C. Leung and Jerry Wong and each of them, with full power of substitution, as proxies to represent the undersigned and vote all the Ordinary Shares of Euro Tech Holdings Company Limited, which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held on August 17, 2006, at 4:00 p.m. local time at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong and at any adjournments thereof. Said proxies are directed to vote as instructed on the matters set forth in the proxy and otherwise at their discretion. Receipt of a copy of the notice of said meeting and proxy statement is hereby acknowledged.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

(PLEASE SIGN AND DATE THE REVERSE SIDE AND MAIL IN THE RETURN ENVELOPE TO: AMERICAN STOCK TRANSFER & TRUST COMPANY, 6201 15th AVENUE, BROOKLYN, NEW YORK 11219-9821.)

(Continued and to be signed on the reverse side)

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